1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	February 10, 2023	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC January 2023 Revenue Report

HSINCHU, Taiwan, R.O.C. – Feb. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for January 2023: On a consolidated basis, revenue for January 2023 was approximately NT$200.05 billion, an increase of 3.9 percent from December 2022 and an increase of 16.2 percent from January 2022.

TSMC January Revenue Report (Consolidated):

(Unit:NT$ million)
Period	January 2023	December 2022	M-o-M Increase (Decrease) %	January 2022	Y-o-Y Increase (Decrease) %
Net Revenue	200,051	192,560	3.9	172,176	16.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for January 2023 (“Current Month”).

Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.

1.	Revenue (in NT$ thousands)
	Period	Items	2023	2022
	Jan.	Net Revenue	200,050,544	172,176,110

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Outstanding amount

	TSMC China*		84,725,790	49,622,800
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
	Guarantor		Limit of guarantee	Outstanding amount

	TSMC*		684,493,577	2,499,062
	TSMC**			225,240,000
	TSMC***			241,229,623
	TSMC Japan Ltd.****		329,267	304,788

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	52,998,209
	Mark to Market of Outstanding Contracts	(71,973)
	Cumulative Unrealized Profit/Loss	(606,760)
Expired Contracts	Cumulative Notional Amount	60,394,451
	Cumulative Realized Profit/Loss	567,700
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	24,137,887
	Mark to Market of Outstanding Contracts	651,149
	Cumulative Unrealized Profit/Loss	269,871
Expired Contracts	Cumulative Notional Amount	6,439,396
	Cumulative Realized Profit/Loss	300,179
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	5,014,352
	Mark to Market of Outstanding Contracts	(202,393)
	Cumulative Unrealized Profit/Loss	(106,933)
Expired Contracts	Cumulative Notional Amount	3,478,694
	Cumulative Realized Profit/Loss	(35,319)
Equity price linked product (Y/N)		N

(2) Derivatives applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	676,138
	Mark to Market of Outstanding Contracts	5,077
	Cumulative Unrealized Profit/Loss	5,077
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	-
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,231,378
	Mark to Market of Outstanding Contracts	(22,130)
	Cumulative Unrealized Profit/Loss	(23,994)
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	-
Equity price linked product (Y/N)		N